                                                                    EXHIBIT 12.1

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following are the consolidated ratios of earnings to fixed charges for FBS for the three months ended March 31, 1997 and for each of the years in the five-year period ended December 31, 1996:

                                                                                            YEAR ENDED DECEMBER 31,
                                                            THREE MONTHS ENDED     ------------------------------------------
                                                              MARCH 31, 1997         1996       1995       1994       1993
                                                          -----------------------  ---------  ---------  ---------  ---------
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits..........................              3.20              3.50       3.11       2.68       4.06
Including interest on deposits..........................              1.97              2.04       1.80       1.56       1.69


                                                            1992
                                                          ---------
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits..........................       2.71
Including interest on deposits..........................       1.33

    For purposes of computing the consolidated ratios, earnings represent the net income of FBS plus applicable income taxes and fixed charges, less capitalized interest. Fixed charges represent interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), capitalized interest, amortization of debt discount and appropriate issuance costs and the interest component of net rent expense under all lease commitments.